UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 14, 2012

By:	/s/ Jeffrey David Mc Ghie
Name:	Jeffrey David Mc Ghie
Title:	General Counsel

2

VIMPELCOM CONTINUES TO DELIVER ON STRATEGY WITH PROFITABLE ORGANIC GROWTH IN 3Q12

KEY RESULTS AND DEVELOPMENTS IN 3Q12

—    Revenues of USD 5.7 billion; organic[1] growth of 3% YoY

—    EBITDA of USD 2.5 billion, up 8% organically YoY; double digit growth in Russia and CIS

—     Results negatively impacted by USD appreciation against operating currencies

—     Total mobile subscriber base increased to 212 million

—     Positive operational development continues in Business Unit Russia

—     Net income increased 185% YoY to USD 538 million

Amsterdam (November 14, 2012) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, today announces operating and financial results for the quarter ended September 30, 2012.

JO LUNDER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“We have made further good progress in the execution of our strategy, with strong organic growth in Group revenue and EBITDA. The EBITDA margin of 44% is the highest reported since completion of the Wind Telecom acquisition in April 2011. In our emerging markets (excluding Italy) we delivered 7% organic revenue growth and a 14% increase in EBITDA. In Russia, the positive trend seen in the first half continued, with year-on-year revenue growth of 7%, in part driven by strong mobile data revenue growth of 38%. EBITDA in Russia increased 16% year-on-year, with an improvement in the EBITDA margin to 43.2%. Our business in Italy has continued to outperform competition also showing strong mobile data revenue growth and CIS, Asia & Africa and Ukraine each delivered a solid set of figures in their respective markets.

We are delivering on our objectives and our focus will remain on delivering profitable growth leading to increased cash flows.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	Actual
	3Q12	3Q11	Reported YoY	Organic YoY
Total operating revenues	5,747	6,096	-6%	3%
EBITDA	2,530	2,572	-2%	8%
EBITDA margin	44.0%	42.2%	-	-
EBIT	1,255	1,076	17%	-
Net income	538	189	185%	-
EPS, basic (USD)	0.33	0.12	175%	-
Capital expenditures	829	1,193	-31%	-
Net cash from operating activities	1,998	1,914	4%	-
Net debt / LTM EBITDA	2.4	-	-	-
Total mobile subscribers (million)[2]	212	199	7%	-

1)  Organic revenue and EBITDA growth are non-GAAP financial measures that exclude the effect of foreign currency movements and certain items like liquidations and disposals. A reconciliation of organic to reported Revenue and EBITDA growth can be found in Attachment C. For more information please see the definition of Organic growth Revenue and EBITDA in Attachment E.

2) Following the sale of Vietnam the subscriber numbers for 3Q12 exclude Vietnam subscribers while 3Q11 included 2 million subs in Vietnam.

For all definitions please see Attachment E.

VimpelCom Ltd. 3Q 2012	1

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	Pro forma				Actual
	9M12	9M11	Reported YoY	Organic YoY	9M12	9M11	Reported YoY
Total operating revenues	17,111	17,588	-3%	5%	17,111	14,373	19%
EBITDA	7,322	7,298	0%	7%	7,322	6,029	21%
EBITDA margin	42.8%	41.5%	-	-	42.8%	41.9%	-
EBIT	3,462	2,961	17%	-	3,462	2,640	31%
Net income	1,344	906	48%	-	1,344	924	45%
EPS, basic (USD)	0.83	0.56	48%	-	0.83	0.62	34%
Capital expenditures	2,489	2,949	-16%	-	2,489	2,615	-5%
Net cash from operating activities	4,956	-	-	-	4,956	4,248	17%
Net debt / LTM EBITDA	2.4	-	-	-	2.4	-	-
Total mobile subscribers (millions)[2]	212	199	7%	-	212	199	7%

PRESENTATION OF FINANCIAL RESULTS

The pro forma information presented in this earnings release reflects what the Company’s results of operations would have looked like had the Company’s transaction with Wind Telecom occurred on January 1, 2011. For further details about the adjustments and assumptions of the pro forma results, please refer to VimpelCom’s press releases issued on August 18, 2011 and May 14, 2012 both of which are available on the Company’s website.

VimpelCom results presented in this earnings release are based on IFRS.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

The actual financial results in this earnings release have not been audited.

On January 16th, 2013 VimpelCom will be hosting its Analyst & Investor Day. Updates will follow on VimpelCom.com

VimpelCom Ltd. 3Q 2012	2

STRATEGIC UPDATE AND MAIN EVENTS

—    AGM to be held on December 21, 2012 subject to removal of injunction relating to the FAS claim OTH raising its voting stake in Canada to 65%

—     Aim to launch LTE in Moscow and 6 other Russian regions in 2013

—     Analyst & Investor Day on January 16, 2013

In 3Q12 VimpelCom continued to deliver on its strategic priorities as defined by the Company’s Value Agenda for 2012-2014, with profitable organic growth in almost all business units. Without the reduction of MTRs in Italy, Revenue growth would have been close to 5% organically YoY and EBITDA organic growth would have been approximately 9% YoY. In Russia, the Company continued to deliver on its turnaround strategy.

As previously announced, in April and May, a Russian court issued injunctions in relation to the claims by the Russian Federal Anti-Monopoly Service (“FAS”) against Telenor East Holding II AS (“Telenor”) and Weather Investments II S.a.r.l. (“Weather II”). The injunctions prohibited, among other things, the payment of dividends by VimpelCom’s wholly owned Russian subsidiary OJSC “Vimpel-Communications”. In May, VimpelCom announced that in light of these injunctions the Supervisory Board of the Company considered it prudent and in the best interests of VimpelCom to postpone the payment and cancel the June 1, 2012 record date of the previously announced final dividend relating to the Company’s 2011 results. The Supervisory Board of the Company will make a decision whether to pay the final 2011 dividend at a later date and will set a new record date as appropriate.

The Company has announced that its Supervisory Board has set the date for the Company’s 2012 Annual General Meeting of Shareholders (the “Shareholders Meeting”) for December 21, 2012. The record date for the Shareholders Meeting has been set for November 20, 2012. In light of the injunctions issued by the Moscow Arbitration Court in relation to the claims by the Russian Federal Anti-Monopoly Service (“FAS”) against Telenor and Weather II, the Supervisory Board has determined that if the injunctions are not lifted prior to November 27, 2012 it would be prudent to postpone the Shareholders Meeting. In case the Shareholders Meeting is postponed, an announcement in that respect will be issued on or around November 27, 2012. Further details on the agenda, the slate of nominees to the Supervisory Board and procedural matters related to the Shareholders Meeting will be made available through an official notice to be distributed by VimpelCom to its shareholders prior to the Shareholders Meeting.

The Company has also taken several important steps with respect to Orascom Telecom Holding (OTH). VimpelCom and OTH, of which VimpelCom is 51.9% shareholder, have entered into mutual service level agreements to create synergies and operational efficiencies. Additionally, in light of an agreement between VimpelCom and Weather II that required the cessation of the use of the “Orascom” name and brand by OTH and its subsidiaries by the end of 2012, Orascom Telecom Holding S.A.E. will be renamed to Global Telecom Holding S.A.E. Furthermore, following the change in Canada’s foreign ownership laws earlier this year OTH will convert its non-voting shares into voting shares of Globalive Investment Holding Corp. (GIHC), the parent company of Wind Mobile Canada and Globalive Canada. As a result, the indirect voting stake of OTH in GIHC will increase from 32.02% to 65.08%. The required approval for the conversion from the Canadian investment authorities is expected by early 2013. Finally, OTH’s shareholder loans to GIHC group will be restructured.

In July, VimpelCom was awarded an LTE license in Russia, allowing the Company to provide services using radio-electronic devices in the territory of the Russian Federation via networks that use the LTE standard and its further modifications within the frequency band of 791-862 MHz. VimpelCom aims to launch its LTE services in Moscow and in 6 other Russian regions in 2013. The roll-out of the LTE network will need to occur with a phased approach based on a predefined schedule and must be fully completed by the end of 2019. A further condition of the license award is that VimpelCom will invest at least RUB 15 billion annually until its federal LTE network is built.

VimpelCom announces today that it will hold its second Analyst & Investor Day on January 16, 2013 in London. An update of the Group strategy, the Value Agenda, will be presented both for the Group and for Business Units.

VimpelCom Ltd. 3Q 2012	3

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS 3Q12

—     Revenues of USD 5.7 billion with organic growth of 3% YoY, mainly impacted by MTR cut in Italy

—     Strong mobile data growth

—     EBITDA of USD 2.5 billion, up 8% organically YoY; double digit organic growth in Russia and CIS

—    Total mobile subscriber base increased 7% YoY to 212 million; incidental strong growth in Uzbekistan

—     Net cash from operating activities USD 2.0 billion, impacted by interest swap receipt of USD 190 million

—     Capex of USD 0.8 billion; LTM Capex / Revenues of 19%

—     Net debt / LTM EBITDA at 2.4x, stable QoQ

OPERATING PERFORMANCE OVERVIEW

The 3Q12 reported results in USD were significantly impacted by the appreciation of the USD against the local currencies in almost all of VimpelCom’s operating businesses. The organic development is highlighted below.

The total mobile subscriber base increased 7% YoY to 212 million at the end of the third quarter. The largest absolute contribution came from accelerated growth in subscribers in the Africa & Asia Business Unit and a large increase in subscribers in CIS resulting primarily from the temporary network closure of a competitor by the Uzbek authorities. In addition, the Company also achieved strong growth in fixed and mobile broadband subscribers in Russia, Italy and Ukraine.

In Russia, the Company continued the positive trend witnessed in the first half of the year, delivering organic revenue growth of 7% YoY. Mobile data revenues increased 38% YoY. Mobile broadband subscribers in Russia increased 5% YoY to 2.5 million, while the fixed broadband subscriber base reached 2.3 million, up 25% YoY.

The Company’s Italian business continued to outperform the broader Italian telecom market in the third quarter. VimpelCom strengthened its market position in Italy in both the mobile and fixed-line segments. Fixed broadband revenues were up 7% YoY, while mobile internet revenues increased 40% YoY.

In the Africa & Asia Business Unit, the Company exceeded the 86 million subscriber level through strong subscriber growth across all countries of operation, with Algeria, Pakistan and Bangladesh performing well in the period. However there was a slowdown in revenue growth in Pakistan and Algeria due to Ramadan. In addition, revenue growth in Pakistan was also negatively impacted by heavy rains in September and two government forced cellular network closures.

The Ukraine Business Unit continued to invest in solidifying its market position in the mobile segment through the ongoing transition to bundled tariff plans. The transition is showing good results with flat mobile service revenues YoY and an improvement QoQ. Mobile subscribers increased by 2% YoY to 25.2 million. Fixed-line service revenues increased by 11% YoY, mainly due to a 60% increase in fixed residential broadband revenues.

The CIS Business Unit delivered double digit organic revenue growth, partly supported by a temporary decrease in competition in Uzbekistan. Overall, CIS was able to maintain high quality subscriber growth despite an increasingly competitive environment.

OPERATING FINANCIALS PER BUSINESS UNIT

USD mln
	3Q12	3Q11	Reported YoY	Organic YoY
Total operating revenues	5,747	6,096	-6%	3%
of which:
BU Russia	2,326	2,397	-3%	7%
BU Europe & North America	1,662	1,970	-16%	-5%
BU Africa & Asia	904	957	-6%	5%
BU Ukraine	452	437	3%	4%
BU CIS	478	430	11%	17%
Other	(75)	(95)	-	-

EBITDA	2,530	2,572	-2%	8%
of which:
BU Russia	1,005	961	5%	16%
BU Europe & North America	672	798	-16%	-5%
BU Africa & Asia	424	434	-2%	6%
BU Ukraine	231	235	-2%	-1%
BU CIS	234	198	18%	28%
Other	(36)	(54)	-	-

EBITDA margin	44.0%	42.2%	-	-
Capital expenditures	829	1,193	-31%	-

* See definitions in Attachment E.

VimpelCom Ltd. 3Q 2012	4

FINANCIAL PERFORMANCE OVERVIEW

Total operating revenues in the third quarter 2012 decreased by 6% YoY impacted by unfavorable currency movements. Overall organic revenue growth was 3%, with a strong performance across most business units.

EBITDA decreased 2% YoY, impacted by unfavorable currency movements. Excluding these forex effects, EBITDA increased 8% compared to the same period last year. Double digit organic EBITDA growth YoY was seen in the Russia and CIS business units, up 16%, and 28%, respectively. EBITDA in CIS was supported by one-off adjustments totaling USD 12.5 million in Kazakhstan. Italy showed a YoY organic EBITDA decline of 5% in Italy mainly due to the MTR cut in July 2012 and Ukraine a 1% decline due to the ongoing transition to bundled tariff plans.

EBIT grew by 17% YoY positively affected, as reported previously, by the declining amortization pattern applied to intangible assets associated with customer relationships as part of the Wind Telecom acquisition where amortization of later periods is lower than amortization in the year of acquisition.

Profit before tax increased by 136% YoY due to higher EBIT, foreign exchange gains and a higher result from the investment in Euroset. The net foreign exchange gain was USD 36 million in 3Q12, while in 3Q11 there was a loss of USD 137 million.

Net income nearly tripled as a result of higher Profit before tax and a lower effective tax rate this year compared to 3Q 2011 when certain net operating losses incurred were not recognized for tax purposes.

Capex was USD 829 million with investments in the further roll out of the mobile networks in Russia, Bangladesh and the CIS. In Italy, Wind continued to invest in the roll-out of HSDPA and in backbone capacity to support the growth in data. The Company expects FY12 Capex to be approximately 19% of revenue.

USD mln
	3Q12	3Q11	Reported YoY	Organic YoY
Total operating revenues	5,747	6,096	-6%	3%
EBITDA	2,530	2,572	-2%	8%
EBITDA margin	44.0%	42.2%
EBIT	1,255	1,076	17%
Financial income and expenses	(472)	(449)	5%
Net foreign exchange (loss)/gain and others	19	(287)	n.m.
Profit before tax	802	340	136%
Income tax expense	(225)	(188)	20%
Profit for the period	577	152	280%
Net income	538	189	185%
Capital expenditures	829	1,193	-31%

STATEMENT OF FINANCIAL POSITION & CASH FLOW (ACTUAL)

USD mln
	3Q12	2Q12	QoQ
Total assets	53,490	52,543	2%
Shareholders’ equity	14,779	13,942	6%
Gross debt	26,637	26,559	0%
Net debt	22,681	23,067	-2%
Net cash from operating activities	1,998	1,914	4%
Net cash used (in)/from investing activities	(1,137)	(1,278)	-11%
Net cash used (in)/provided from financing activities	(481)	(187)	157%

Total assets increased by 2% in the quarter to USD 53.5 billion, primarily as a result of cash generation, investment in fixed assets and positive impact of currency translation in the third quarter. Gross debt was stable in the quarter at USD 26.6 billion, mainly due to foreign exchange movements and repayments of Ruble loans and Euro loans, including the repayment of the final part of the bridge loan in Italy. Net debt decreased to USD 22.7 billion, leading to a net debt to LTM EBITDA of 2.4x at the end of the third quarter.

Net cash from operating activities of USD 2.0 billion at the Group level was positively impacted by the receipt of

USD 190 million related to the monetization of an interest swap and working capital movement, partially offset by higher interest and tax payments compared to the same period last year. The decrease in net cash used in investing activities compared to 2Q12 was mainly impacted by lower investments in property, equipment and intangible assets in 2012. The increase in net cash used in financing activities in 3Q12 compared to 2Q12 was mainly the result of the net repayment of debt. Net cash from operating activities in the first 9 months of 2012 is USD 5.0 billion, or 17% higher than in 9M11.

VimpelCom Ltd. 3Q 2012	5

BUSINESS UNITS PERFORMANCE IN 3Q12 — Russia — Europe & North America — Africa & Asia — Ukraine — CIS

VimpelCom Ltd. 3Q 2012	6

BUSINESS UNIT RUSSIA – FINANCIAL AND OPERATING RESULTS

—     Positive operational development continued in 3Q12

—     Solid revenue increase of 7% YoY; continuing strong growth in mobile data of 38% YoY

—     Strong EBITDA increase of 16% YoY and EBITDA margin growth of 3.2 p.p. to 43.2%

—    LTE launch planned in Moscow and 6 other regions in 2013

In 3Q12 the Russian Business Unit continued to demonstrate positive developments in operations and delivered on the Company´s strategy of profitable growth.

Revenue for the quarter showed a solid growth of 7% YoY and EBITDA grew strongly by 16% YoY, continuing the trend in the first half of this year. EBITDA margin in 3Q12 reached 43.2%, an increase of 3.2 p.p. YoY, including the negative effect of forex changes in 3Q12 which impacted EBITDA margin by 0.4 p.p. during the quarter.

Mobile revenues grew by 6% YoY, supported by continued uplift in mobile data usage during the quarter. Mobile data revenues increased by 38% YoY and VAS revenues were up by 29% YoY. VimpelCom´s initiatives aimed at stimulating data usage for small and medium screen users by promoting bundles has resulted in a strong increase in bundle subscribers since the start of the year. Mobile ARPU increased by 5% YoY following the growth of mobile data.

Fixed line revenue grew by 10% YoY on the back of strong growth in wholesale voice and FTTB revenues. As part of the operational excellence program, the efficiency of the FTTB business has increased resulting in improved EBITDA margin.

VimpelCom launched new initiatives during the third quarter as part of its ongoing operational excellence program. These initiatives are focused on process re-engineering to increase operational productivity and both the efficiency and effectiveness of all functions within the Russian headquarters. In addition, the Company continued its focus on network outsourcing by signing contracts for the Volga and Far East regions in the third quarter. VimpelCom expects to outsource network maintenance in more regions in the future.

Churn was 15% in 3Q12, down from 16% in 3Q11, however stable QoQ. VimpelCom continues its activities focused on reducing churn rates. The transition to a revenue sharing model with the Company’s distribution channels has helped reduce churn and the Company is taking further measures, such as offering competitive tariffs and improving the network quality.

VimpelCom is on track to deliver continued improvement in network quality to support the growth of mobile data customers. In addition, the Company finalized its plans for the rollout of LTE. VimpelCom aims to launch its LTE services in Moscow and in 6 other regions in 2013.

KEY DEVELOPMENTS 3Q12

•	Total revenue in Russia grew by 7% YoY to RUB 74.5 billion driven by the increase in fixed and mobile revenues.

•	Mobile revenues increased 6% YoY mainly as a result of growth in data revenue by 38% YoY and VAS by 29% YoY, as well as in equipment revenues. Mobile ARPU increased by 5% YoY to RUB 350.

•	Mobile data traffic grew by 78% YoY in 3Q12.

•	Fixed line revenue increased 10% YoY due to continuing growth in fixed broadband revenues, up 33% YoY, and wholesale voice, up 13% YoY.

•	EBITDA increased by 16% YoY as a result of the increase in revenues and cost control initiatives.

•	EBITDA margin was 43.2%, an increase of 3.2 p.p. compared to 3Q11, mainly driven by the Operational Excellence projects mentioned above.

•	Mobile subscriber base decreased by 1% YoY to 56.2 million; mobile broadband subscribers increased 5% YoY to 2.5 million. The fixed broadband subscriber base exceeded 2.3 million, up 25% YoY.

•

Capex/Revenues was 14% in 3Q12, in line with the network construction schedule. Capex/Revenues LTM stood at 18%. In 4Q12 we expect to complete the annual rollout and we expect Capex/Revenues FY12 to be below 20%. The Company will continue to invest in its 3G network development in order to match its main competitors in terms of population coverage by the end of 2013.

VimpelCom Ltd. 3Q 2012	7

RUSSIA KEY INDICATORS

RUB mln
	3Q12	3Q11	YoY
Total operating revenues	74,458	69,553	7%
Total operating expenditures	42,278	41,701	1%
EBITDA	32,180	27,852	16%
EBITDA margin	43.2%	40.0%
Capex	10,288	13,643	-25%
Capex / Revenues	14%	20%

Mobile
Mobile total operating revenues	61,842	58,094	6%
- of which mobile data	6,210	4,486	38%
Mobile subscribers (‘000)	56,181	56,824	-1%
- of which mobile broadband (‘000)	2,507	2,387	5%
Mobile ARPU (RUB)	352	334	5%
MOU	282	251	12%

Fixed
Fixed-line total operating revenues	12,617	11,459	10%
Fixed Broadband revenues	2,891	2,169	33%
Fixed Broadband subscribers (‘000)	2,294	1,833	25%
Fixed Broadband ARPU (RUB)	421	410	3%

VimpelCom Ltd. 3Q 2012	8

BUSINESS UNIT EUROPE & NA – FINANCIAL AND OPERATING RESULTS ITALY

—    Relative outperformance continues, despite regulatory headwinds, macro slow down and intense competition

—     Revenues decline 5% YoY, revenues excl. MTR impact stable YoY

—     Data revenue growth momentum remains strong: Mobile Internet up 40%, fixed LLU broadband up 8%

—     EBITDA declines 5% YoY, mainly impacted by the July 2012 MTR cut

—     Solid subscriber growth: mobile up 3% with highest ever gross adds in July and fixed LLU BB up 9%

In Italy the third quarter was characterized by significant regulatory and competitive headwinds, further impacted by the ongoing week economic environment. Despite this challenging context WIND was able to outperform the market further growing its market share in mobile and fixed line. Operating free cash flow generation also remained strong and was stable over 3Q11.

Total revenues declined by 5% mainly driven by the reduction in service revenues, as a result of the 53% cut in mobile termination rates which came into effect on July 1, partially offset by other revenues and by a solid increase in handset sales. Excluding the impact from MTRs total revenues were flat YoY. Mobile service revenues declined 8% over the previous year but, excluding the MTR impact, were flat over 3Q11 driven by a strong performance in mobile data revenues. In fixed line the strategic shift towards higher margin LLU led to an expected slower total subscriber growth and a 4% decline in service revenues, but yielded a significant improvement in margin. In the core LLU segment the voice customer base grew a solid 6% while the LLU broadband customer base grew 9%.

From a commercial perspective the third quarter was impressive with WIND achieving its highest ever number of gross additions in mobile in July and recording a strong performance in August and September. In the quarter WIND secured over 63% of MNO net additions driven by a solid inflow of MNP customers; market churn in the period however remained high at levels in excess of 30% driven by intense promotional activity on MNP. WIND’s customers continued to increase their voice usage. Mobile broadband revenue grew 40% over the previous year, traditional messaging revenues were up 9% and fixed broadband revenues were up 3%.

On October 10, 2012 WIND signed an agreement with the trade unions and employees of the company to adopt an innovative cost efficiency plan aimed at reducing network maintenance opex by approximately EUR 40-45 million per year from January 1, 2013 onwards through increased productivity of network maintenance personnel and a general reduction of HR costs. The project is expected to deliver the same savings as the previously announced managed services outsourcing plan, without outsourcing approximately 1,700 employees.

KEY DEVELOPMENTS 3Q12

•	Total revenues declined 5% YoY to EUR 1,329 million with a flat underlying trend (excl. MTR cut).

•	EBITDA in 3Q12 declined 5% to EUR 537 million, delivering a stable overall margin of 40.4%.

•

Capex in 3Q12, excluding LTE spectrum, was EUR 197 million mainly invested in expanding coverage and capacity on the HSDPA mobile network and increasing the backhauling capacity to support the strong growth in data.

•

Mobile subscriber growth remained solid in 3Q12 driven by the success of WIND’s “minuto vero” campaign which led to a 3% increase in subscribers to over 21.5 million. Mobile broadband also delivered a strong performance in the period with consumer subscribers increasing by more than 14% YoY.

•

Mobile data ARPU grew by 11% YoY to EUR 4.0 reaching 29% of the total ARPU of EUR 14.0. Mobile voice ARPU in 3Q12 declined materially YoY as a result of the sharp MTR cut and competitive intensity coupled with the above mentioned ongoing success of WIND’s data only SIM card offerings for tablets, PCs and dongles which do not generate voice revenues.

•

In fixed-line WIND’s focus on the direct market was clearly evident with the 1% growth in voice subscribers being entirely driven by the increase in direct voice subscribers, up 5.5% to 2.48 million. In fixed broadband the momentum remained strong, despite a seasonally weak quarter, with subscribers growing by 7% to 2.22 million, driven by a 9% increase in LLU Broadband customers, in line with the Company’s strategy. Dual-play subscribers grew by over 9% YoY to 1.85 million.

•

Fixed-line ARPU decreased by 6% to EUR 30.7 in 3Q12 driven by the decline of pay per use traffic and prices coupled with promotional activity resulting from competitive pressure. Broadband ARPU declined marginally to EUR 18.7.

VimpelCom Ltd. 3Q 2012	9

ITALY KEY INDICATORS

Euro mln
	3Q12	3Q11	YoY
Total operating revenues	1,329	1,397	-5%
Total operating expenditures	792	832	-5%
EBITDA	537	565	-5%
EBITDA margin	40.4%	40.5%
Capex	222	226	-2%
Capex / revenues	17%	16%

Mobile
Total revenues	959	1,026	-6%
Subscribers (‘000)	21,455	20,802	3%
- of which mobile broadband (‘000) (1)	4,734	4,141	14%
ARPU (€)	14.0	15.7	-11%
MOU	202	196	3%

Fixed
Total revenues	370	371	0%
Total voice subscribers (‘000)	3,138	3,094	1%
Total fixed-line ARPU (€)	30.7	32.6	-6%
Broadband subscribers (‘000)	2,216	2,073	7%
Broadband ARPU (€)	18.7	19.5	-4%
Dual-play subscribers (‘000)	1,854	1,696	9%

(1) Mobile broadband includes consumer customers that have performed at least one mobile Internet event in the previous month on 2.5G/3G/3.5G

CANADA

In 3Q12 Wind Mobile continued executing on its “Value Plus” strategy, adding primarily postpaid subscribers while carefully managing prepaid economics for both voice and mobile broadband customers. Wind Mobile crossed the 500,000 customer milestone in September 2012 becoming the fastest growing new entrant wireless operator in the Canadian market. The Company added over 53.6 thousand subscribers during the quarter increasing its active subscriber base to 510 thousand, with over 90% of the net additions during the quarter being postpaid subscribers. On the commercial side, Wind Mobile enjoyed a strong back to school season supported by a new, vibrant media campaign and the launch of promotional offers. The Company continued to grow its distribution footprint and branded points of sale increased to 265 at the end of the quarter. Wind Mobile also continued to expand its network and launched in Barrie and Woodstock in 3Q12, increasing population coverage to over 13.6 million. The Company continues to focus on improving network quality and increased sites on air to 1,270 sites.

CANADA KEY INDICATORS

	3Q12	3Q11	YoY
Subscribers (‘000)	510	358	43%
ARPU (CAD)	27.9	27.1	3%

VimpelCom Ltd. 3Q 2012	10

BUSINESS UNIT AFRICA & ASIA – FINANCIAL AND OPERATING RESULTS

—      Revenues of USD 904 million with organic growth of 5% YoY

—      EBITDA of USD 424 million with organic growth of 6% YoY

—      EBITDA margin of 46.9%, supported by good organic growth and operational excellence initiatives and despite the negative impact from Ramadan

—      Subscriber base increased by 13% to more than 86 million

Revenues in the Africa & Asia business unit recorded an organic growth of 5%, but its actual results were adversely affected by the local currency devaluation against the US dollar in Algeria and Pakistan. Organic growth in revenues was driven by strong subscribers growth and an increase in data and Value-Added Services (VAS). EBITDA amounted to USD 424 million, an organic growth of 6%, mainly driven by strong EBITDA growth and healthy margins in Pakistan, as well as the ongoing operational excellence initiatives, a pillar to the Value Agenda.

ALGERIA (“DJEZZY”)

Djezzy grew its subscriber base by 9% YoY to reach 17.7 million customers by the end of 3Q12. Revenues increased by 2% YoY in local currency terms and was affected by the shift in Ramadan seasonality impacting the peak summer period of July. EBITDA increased 1% YoY in local currency terms. Despite the extremely challenging conditions with the on-going restrictions imposed on Orascom Telecom Algeria, Djezzy maintained its leadership position with a 56% market share.

PAKISTAN (“MOBILINK”)

During 3Q12, Mobilink maintained its focus on voice, data, VAS and customer acquisition offers along with brand building activities, all of which led to an 8% increase in subscribers YoY. Total subscribers were 36.1 million as at the end of 3Q12. Revenues for the quarter increased by 4% YoY in local currency terms. Revenue growth is attributable to the focus on customer acquisition, as well as increased data and VAS uptake. This quarter all cellular networks were closed in major cities on Government instructions on August 20th (Feast day) and September 21st, resulting in revenue loss for all cellular operators. Furthermore, revenues were impacted by monsoon and floods in the southern and central regions. Mobilink’s EBITDA grew by 10% YoY in local currency terms, mostly on account of growing revenue and ongoing cost control measures, including lower customer acquisition and retention costs.

BANGLADESH (“BANGLALINK”)

banglalink’s subscriber base increased 21% YoY in 3Q12, reaching 26.8 million customers. Revenues achieved a significant growth of 23% YoY in local currency terms, driven by a larger subscriber base, in addition to a higher level of VAS and data adoption, and targeted start-up and reactivation promotions. EBITDA increased 9% YoY in local currency terms. EBITDA growth in local currency was slowed by higher subscriber acquisition costs YoY, as well as a market dynamic of increased activations in September, in anticipation of lower future sales due to regulatory requirements on registration of sim cards prior to activation, which was implemented in mid-October.

SUB SAHARAN AFRICA (“TELECEL GLOBE”)

Telecel Globe subscribers increased nearly 50% in 3Q12 compared to the previous year, with strong additions for the quarter in Zimbabwe. Revenues, for Burundi and CAR combined, increased 23% YoY, as a result of a strong increase in subscribers alongside an increase in data revenues in Burundi. EBITDA showed significant improvement YoY, increasing 54%. In Zimbabwe, which is not consolidated, service revenues increased by 50% YoY while EBITDA increased by 80% YoY, mainly due to the 92% YoY increase in subscriber base.

SOUTH EAST ASIA

Subscribers in the South East Asia cluster increased 4% YoY after the exclusion of Vietnam subscribers from comparative figures for 2011. In Laos, new promotional guidelines for new sales and a customer registration decree had a negative impact on subscriber acquisition, which was mitigated by successful data uptake and a growing contribution to revenues. In Cambodia, the hosting of the ASEAN summit boosted roaming revenues for 3Q12.

VimpelCom Ltd. 3Q 2012	11

AFRICA & ASIA* KEY INDICATORS

USD mln
	3Q12	3Q11	Reported YoY	Organic YoY
Total operating revenues	904	957	-6%	5%
Total operating expenditures	480	523	-8%
EBITDA	424	434	-2%	6%
EBITDA margin	46.9%	45.4%
Capex	57	156	-64%
Capex / revenues	6%	16%
Mobile Subscribers (‘000)	86,132	75,970	13%

* Africa & Asia operations include operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East Asia. For details per country unit please see Attachment B

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln
	3Q12	3Q11	YoY
Total operating revenues	36	35	2%
EBITDA	21	21	1%
EBITDA margin	58.6%	59.1%
PAKISTAN
PKR bln
	3Q12	3Q11	YoY
Total operating revenues	26	24	4%
EBITDA	11	10	10%
EBITDA margin	43.0%	41.0%
BANGLADESH
BDT bln
	3Q12	3Q11	YoY
Total operating revenues	12	10	23%
EBITDA	3	3	9%
EBITDA margin	29.3%	33.1%

VimpelCom Ltd. 3Q 2012	12

BUSINESS UNIT UKRAINE – FINANCIAL AND OPERATING RESULTS

—      Revenues increased 4% YoY to UAH 3.6 billion, supported by fixed line revenue growth of 11% YoY

—      Improved migration to mobile bundled offerings

—      EBITDA decreased by 1% YoY to UAH 1.8 billion; EBITDA margin at 51.2%, increasing QoQ

—     Mobile subs up 2% YoY to 25.2 million; Fixed BB subs up 70% YoY to 551 thousand

During the third quarter, VimpelCom continued to invest in solidifying its market position in the mobile segment. The Company showed a QoQ improvement in revenues and EBITDA, driven by an ongoing migration of its customers to bundled offerings and strong dynamics in fixed line revenues. VimpelCom recorded an EBITDA margin of 51.2% in 3Q12.

•	Total revenues were up 4% to UAH 3.6 billion, due to a gradual recovery in the mobile segment, 11% growth in fixed line revenues and strong sales of handsets.

•

Mobile service revenues were stable in 3Q12 versus the previous year and up 9% QoQ driven by the ongoing transition to bundle offerings. ARPU was down to UAH 42.3 from UAH 43.1 in 2Q11, due to the transition to bundles. The Company continues to see a temporary negative impact on ARPU and margins as a result of this transition, which will continue for the remainder of 2012.

•

Fixed line revenues were up 11% on the back of strong FTTB revenues and wholesale transit in 3Q12. Fixed residential broadband revenue increased by 60% driven by an increase in fixed broadband subscriber base of 70% YoY to 551 thousand.

•

Churn has increased to 8.4% as a result of higher sales and re-pricing activities. Although the churn level is still the lowest in the market, VimpelCom has launched a comprehensive churn reduction program.

•

EBITDA decreased 1% YoY in 3Q12 to UAH 1.8 billion, due to higher service costs, higher subscriber acquisition costs reflecting increased sales and an increased network and IT costs. EBITDA margin for the quarter decreased 2.5 p.p. YoY to 51.2% due to the reasons mentioned above, but improved by 1 p.p. QoQ compared to 2Q12 as result of cost control measures and improving dynamics in the migration to bundles.

•

LTM Capex/Revenues was 15% and showed a declining trend as a result of reduced investments in the FTTB network due to completion of the rollout, and in line with the infrastructure optimization initiatives within the Company’s Value Agenda.

•

VimpelCom is taking actions to improve sales and margins in the coming quarters. The Company has launched a dedicated sales excellence program with regional differentiation in dealer commissions and tariffs. The Company is also continuing its pricing initiatives designed to improve service mobile revenue trends from 4Q12 onwards. These initiatives are focused on up-selling low and medium ARPU customers after they have transitioned to bundles. In addition to these measures, VimpelCom continues to focus on optimizing its cost base in order to maintain efficiency. With the aforementioned measures, the Company expects to further solidify its market position in 2013.

UKRAINE KEY INDICATORS
UAH mln
	3Q12	3Q11	YoY
Total operating revenues	3,613	3,485	4%
Total operating expenditures	1,765	1,615	9%
EBITDA	1,849	1,870	-1%
EBITDA margin	51.2%	53.7%
Capex	428	644	-34%
Capex / revenues	12%	18%

Mobile
Mobile total operating revenues	3,329	3,227	3%
Mobile subscribers (‘000)	25,221	24,747	2%
Mobile ARPU (UAH)	42.3	43.1	-2%
MOU	497	467	6%

Fixed-line
Fixed-line total operating revenues	284	257	11%
Fixed-line broadband revenues	69	43	60%
Fixed-line broadband subscribers (‘000)	551	324	70%
Fixed-line broadband ARPU (UAH)	43.8	46.6	-6%

VimpelCom Ltd. 3Q 2012	13

BUSINESS UNIT CIS – FINANCIAL AND OPERATING RESULTS

—    Strong organic growth of revenues of 17% YoY; incidental strong positive impact from Uzbekistan

—   EBITDA of USD 234 million, with organic growth of 28% YoY, supported by one-off adjustments in Kazakhstan and by incidental strong revenue growth in Uzbekistan

—    EBITDA margin of 49.0%, supported by one-off adjustments of USD 12.5 million in Kazakhstan

—   Mobile subscribers up 23% YoY to 23 million; incidental strong positive impact from Uzbekistan

—    Mobile BB subs up 35% YoY to 11.2 million; Fixed BB subs up 67% to 277 thousand

The CIS markets delivered double digit organic growth in revenue and EBITDA in 3Q12. Results were substantially impacted by the situation in Uzbekistan after the temporary network closure of a competitor by the Uzbek authorities.

VimpelCom has been able to increase its mobile subscriber base by 23%, mainly driven by 62% growth in subscribers in Uzbekistan. The Company continues to face strong competition in its markets, especially in Kazakhstan, but also in other markets like Armenia and Tajikistan. Churn is showing an increasing trend in Kazakhstan, Tajikistan, Georgia and Kyrgyzstan, and VimpelCom launched a comprehensive churn reduction program in all of its CIS markets.

•

In 3Q12, total revenues grew organically 17% YoY and 11% on a reported basis, with the main contributions coming from Uzbekistan, Kyrgyzstan and Georgia. Reported revenues grew 11% to USD 478 million, impacted in part by disadvantageous forex movements. If Uzbekistan were adjusted to the growth level of 1H12, the underlying revenue growth in local currency would have had a similar YoY growth trend as that seen in 2Q12.

•	Total mobile revenue increased organically by 20% YoY in 3Q12 supported by strong subscriber growth in Uzbekistan and 60% YoY data growth, resulting from increasing data services consumption.
•	Fixed line revenues declined organically by 6% YoY, impacted mainly by voice and wholesale revenue decline in Armenia and Tajikistan.
•

EBITDA grew organically by 28% and on an actual basis by 18% mainly on the back of incidental strong mobile revenue growth in Uzbekistan and one-off adjustments in Kazakhstan totaling USD 12.5 million, primarily related to the release of a provision.

•	EBITDA margin of 49.0% in 3Q12 was 3 p.p. higher than 3Q11, impacted in part by the one-off adjustments in Kazakhstan and the contribution from Uzbekistan.
•

LTM Capex/Revenues was 29% and showed a declining trend, in line with investment plans. The Company’s main investment projects, focused on data development, are on schedule and network expansion continues to support both traffic and revenue growth.

KAZAKHSTAN

Kazakhstan, the largest market in the CIS, reported a revenue decline of 0.3% YoY organically in 3Q12. The results were affected by the competitive environment and a limitation on tariffs introduced by the regulator last year, which led to an APPM decline. VimpelCom protected its market position by focusing on the quality of subscribers and on mobile broadband subscriber growth. Consequently, data revenue increased by 22% and mobile subscribers increased by 4% YoY. EBITDA grew 6% YoY and EBITDA margin was 51.6%, supported by the USD 12.5 million one-off adjustments described above.

UZBEKISTAN

In Uzbekistan VimpelCom substantially strengthened its market position in 3Q12 after the forced closure of a competitor´s network. Revenue was up 88% organically YoY in 3Q12, supported by a 62% YoY increase in the subscriber base as well as 26% ARPU growth. If this were adjusted to the growth level of 1H12, the underlying revenue growth would have been approximately 35% YoY. EBITDA grew 123% and EBITDA margin was 56.2%, a sharp increase from 47.3% in 3Q11, supported by interconnect cost reduction and control of structural OPEX. If the EBITDA growth were adjusted to the growth level of 1H12, the underlying growth would have been 45% YoY. The main focus of management in Uzbekistan is to sustain network quality and further improve network capacity to service subscribers.

ARMENIA

Revenues in Armenia declined organically by 11% YoY in 3Q12, mainly as a result of declining fixed voice and wholesale revenues. Mobile data revenues grew by 24% YoY. EBITDA declined 4% YoY. EBITDA margin increased 3.1 p.p. to 43.5% on the back of strict cost control.

VimpelCom Ltd. 3Q 2012	14

KYRGYZSTAN

Kyrgyzstan continued to show positive dynamics in revenue and EBITDA growth. In local currency, revenue grew 20%, supported by subscriber base growth of 6%, and EBITDA grew organically by 21% YoY, resulting in an increased EBITDA margin in local currency of 55.7%. ARPU grew 10% YoY in 3Q12. Mobile broadband subscriber growth of 27% YoY coupled with the increase in mobile data usage resulted in significant mobile data revenue growth, up 104% YoY.

GEORGIA

Georgia delivered strong results in 3Q12, with subscriber base growth of 25%, revenue growth of 25% and a 32% increase in EBITDA YoY in local currency. EBITDA margin increased 1.4 p.p. YoY to 29.8% due to structural OPEX control. The Company was able to strengthen its market position further in 3Q12.

TAJIKISTAN

In Tajikistan, revenues increased organically by 6% YoY for 3Q12, while EBITDA increased by 17% YoY supported by increased high margin international traffic, leading to a 4.8 p.p. increase in EBITDA margin to 52.2%. Competition is strong with aggressive tariffs for calls to Russia, but VimpelCom is showing positive dynamics and strengthening its market position. Data revenue grew strongly by 118% supported by an increase in mobile broadband subscribers of 14% and an increase in average revenue per data user, in line with increasing usage of data services.

CIS* KEY INDICATORS
USD mln
	3Q12	3Q11	Reported YoY	Organic YoY
Total operating revenues	478	430	11%	17%
Total operating expenditures	244	232	5%
EBITDA	234	198	18%	28%
EBITDA margin	49.0%	46.0%
Capex	90	180	-50%
Capex / revenues	19%	42%

Mobile
Mobile subscribers (‘000)	22,985	18,712	23%
- of which mobile broadband (‘000)	11,173	8,303	35%
Fixed
Fixed-line broadband subscribers (‘000)	277	166	67%
Fixed-line broadband revenues	11	8	39%

* CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, and Georgia.

For details per country unit please see Attachment B

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln
	3Q12	3Q11	YoY
Total operating revenues	32,626	32,727	0%
EBITDA	16,828	15,931	6%
EBITDA margin	51.6%	48.7%
UZBEKISTAN
USD mln
	3Q12	3Q11	YoY
Total operating revenues	137	73	88%
EBITDA	77	35	123%
EBITDA margin	56.2%	47.3%

VimpelCom Ltd. 3Q 2012	15

CONFERENCE CALL INFORMATION

On November 14, 2012, the Company will host an analyst & investor conference call on its third quarter 2012 results. The call and slide presentation may be accessed at http://www.vimpelcom.com

2:00 pm CET investor and analyst conference call

US call-in number:	+1 (877) 616-4476
International call-in number:	+1 (402) 875-4763

The conference calls replay and the slide presentation webcasts will be available until November 21, 2012. The slide presentations will also be available for download on the Company’s website.

Investor and analyst call replay
US Replay number:	+1 (855) 859-2056
Confirmation code :	44474823

International replay:	+ 1 (404) 537-3406
Confirmation code :	44474823

CONTACT INFORMATION

INVESTOR RELATIONS

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Remco Vergeer

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Stefano Songini

ir@mail.wind.it

Tel +39 06 83111 (Rome)

Mamdouh Abd Elwahab

otinvestorrelations@otelecom.com

Tel: +202 2461 5050 / 51 (Cairo)

MEDIA AND PUBLIC RELATIONS Bobby Leach pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 3Q 2012	16

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company’s plans to hold its annual shareholder meeting, as well as the Company’s network development and churn plans in Russia and planned capital expenditures in 2012. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 780 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2012 VimpelCom had 212 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

VimpelCom Ltd. 3Q 2012	17

CONTENT OF THE ATTACHMENT TABLES

Attachment A	VimpelCom Ltd Interim Financial Statements	19

Attachment B	Country units key indicators CIS and Africa & Asia	22

Attachment C	Reconciliation Tables	25
	Average Rates of Functional Currencies to USD

Attachment D	WIND Telecomunicazioni group condensed financial statement of income	27

Attachment E	Definitions	28

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook3Q2012.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 3Q 2012	18

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME (ACTUAL)

(In millions of USD, except per share amounts)	3Q12	3Q11	9M12	9M11

Service revenues	5,547	5,912	16,517	13,985
Sale of equipment and accessories	167	126	443	326
Other revenues	33	58	151	62

Total operating revenues	5,747	6,096	17,111	14,373

Operating expenses
Service costs	1,259	1,518	3,677	3,522
Cost of equipment and accessories	172	181	452	409
Selling, general and administrative expenses	1,786	1,825	5,660	4,413
Depreciation	721	796	2,168	1,936
Amortization	507	667	1,561	1,395
Impairment loss	-	-	-	-
Loss on disposals of non-current assets	47	33	131	58

Total operating expenses	4,492	5,020	13,649	11,733

Operating profit	1,255	1,076	3,462	2,640

Finance costs	507	500	1,507	1,086
Finance income	(35)	(51)	(116)	(86)
Other non-operating losses	29	124	31	156
Shares of (profit)/loss of associates and joint ventures accounted for using the equity method	(12)	26	16	-
Net foreign exchange (gain)/loss	(36)	137	(100)	71

Profit before tax	802	340	2,124	1,413

Income tax expense	225	188	711	484

Profit for the period	577	152	1,413	929

Attributable to:
The owners of the parent	538	189	1,344	924

Non-controlling interest	39	(37)	69	5

	577	152	1,413	929

Earnings per share
Basic, profit for the period attributable to ordinary equity holders of the parent	0.33	0.12	0.83	0.62

Diluted, profit for the period attributable to ordinary equity holders of the parent	0.33	0.12	0.83	0.62

VimpelCom Ltd. 3Q 2012	19

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ACTUAL)

(In millions of USD)	30 September 2012, unaudited	31 December 2011, audited

Assets
Non-current assets
Property and equipment	14,963	15,165
Intangible assets	10,618	11,825
Goodwill	16,754	16,776
Investments in associates and joint ventures	487	388
Deferred tax asset	391	386
Financial assets	1,635	1,536
Other non-financial assets	19	92

Total non-current assets	44,867	46,168

Current assets
Inventories	160	227
Other non-financial assets	1,243	1,320
Trade and other receivables	2,732	2,711
Current income tax asset	300	293
Other financial assets	861	345
Cash and cash equivalents	3,241	2,325

Total current assets	8,537	7,221

Assets classified as held for sale	86	650

Total assets	53,490	54,039

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	14,779	14,037
Non-controlling interests	710	865

Total equity	15,489	14,902

Non-current liabilities
Financial liabilities	25,731	25,724
Provisions	462	402
Other non-financial liabilities	398	442
Deferred tax liability	1,542	1,624

Total non-current liabilities	28,133	28,192

Current liabilities
Trade and other payables	3,678	4,566
Dividend payables	554	-
Other non-financial liabilities	2,275	2,030
Other financial liabilities	2,878	3,118
Current income tax payable	298	399
Provisions	145	182

Total current liabilities	9,828	10,295

Liabilities associated with assets held for sale	40	650

Total equity and liabilities	53,490	54,039

VimpelCom Ltd. 3Q 2012	20

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (ACTUAL)

(In millions of USD)	3Q12	9M12	9M11

Operating activities
Profit after tax	577	1,413	929
Tax expense	225	711	484

Profit before tax	802	2,124	1,413

Non-cash adjustment to reconcile profit before tax to net cash flows:
Depreciation	721	2,168	1,936
Amortization	507	1,561	1,395
Loss on disposals of non-current assets	47	131	58
Finance income	(35)	(116)	(86)
Finance costs	507	1,507	1,086
Other non-operating losses	29	31	156
Net foreign exchange gain (loss)	(36)	(100)	71
Share of loss / (profit) of associate	(12)	16	-
Movements in provisions and pensions	1	14	-

Cash from operations	2,531	7,336	6,029

Working capital adjustments:

Change in trade and other receivables and prepayments	145	35	(124)
Change in inventories	8	19	(50)
Change in trade and other payables	(81)	(213)	(78)
Interest paid	(594)	(1,653)	(1,057)
Interest received	232	339	86
Income tax paid	(243)	(907)	(558)

Net cash flows from operating activities	1,998	4,956	4,248

Investing activities

Proceeds from sale of property, plant and equipment and intangible assets	5	20	74
Purchase of property, plant and equipment and intangible assets	(967)	(2,747)	(2,695)
Payments of loans granted	(77)	(155)	(72)
Receipts/(payments) from deposits	(106)	(539)	134
Receipts from/(investments in) associates	-	3	29
Proceeds from sales of share in subsidiaries, net of cash	5	(77)	-
Acquisition of subsidiaries, net of cash acquired	3	2	(1,052)

Net cash flows used in investing activities	(1,137)	(3,493)	(3,582)

Financing activities
Acquisition of non-controlling interest	-	(9)	-
Proceeds from borrowings net of fees paid	432	2,627	8,436
Repayment of borrowings	(913)	(3,083)	(6,040)
Purchase of treasury shares	-	-	(4)
Proceeds from sale of treasury stock	-	3	-
Dividends paid to equity holders of the parent	-	-	(500)

Net cash flows used in financing activities	(481)	(462)	1,892

Net increase in cash and cash equivalents	380	1,001	2,558
Net foreign exchange difference	(22)	(85)	(1)
Cash and cash equivalents at beginning of period	2,883	2,325	885

Cash and cash equivalents at end of period	3,241	3,241	3,442

VimpelCom Ltd. 3Q 2012	21

ATTACHMENT B: COUNTRY UNITS KEY INDICATORS

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln
	3Q12	3Q11	YoY
Total operating revenues	36	35	2%
EBITDA	21	21	1%
EBITDA margin	58.6%	59.1%
Capex (USD)	6	5	19%
Capex / revenues (USD)	1%	1%

Mobile
Subscribers (‘000)	17,694	16,289	9%
ARPU	668.3	714.9	-7%
MOU	257.9	286.0	-10%

PAKISTAN
PKR bln
	3Q12	3Q11	YoY
Total operating revenues	26	24	4%
EBITDA	11	10	10%
EBITDA margin	43.0%	41.0%
Capex (USD)	29	55	-48%
Capex / revenues (USD)	11%	19%

Mobile
Subscribers (‘000)	36,074	33,416	8%
ARPU	230.6	235.6	-2%
MOU	211.8	197.0	8%

BANGLADESH
BDT bln
	3Q12	3Q11	YoY
Total operating revenues	12	10	23%
EBITDA	3	3	9%
EBITDA margin	29.3%	33.1%
Capex (USD)	20	64	-69%
Capex / revenues (USD)	14%	50%

Mobile
Subscribers (‘000)	26,776	22,140	21%
ARPU	149.2	147.1	1%
MOU	224.6	214.3	5%

SUB SAHARAN AFRICA (TELECEL GLOBE)
USD mln
	3Q12	3Q11	YoY
Total operating revenues	26	21	23%
EBITDA	11	7	54%
EBITDA margin	41.2%	32.9%

Mobile
Subscribers (‘000)	4,231	2,825	50%

SEA (CONSOLIDATED)
USD mln
	3Q12	3Q11	YoY
Total operating revenues	12	17	-32%
EBITDA	(1)	(15)	-92%
EBITDA margin	-10.1%	-87.4%

Mobile
Subscribers (‘000)	1,357	1,300	4%

VimpelCom Ltd. 3Q 2012	22

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN KZT mln
	3Q12	3Q11	YoY
Total operating revenues	32,626	32,727	0%
EBITDA	16,828	15,931	6%
EBITDA margin	51.6%	48.7%
Capex (USD)	52	85	-40%
Capex / revenues (USD)	24%	38%

Mobile
Subscribers (‘000)	8,596	8,252	4%
ARPU (KZT)	1,187	1,262	-6%
MOU	222	162	37%
ARMENIA AMD mln
	3Q12	3Q11	YoY
Total operating revenues	16,611	18,664	-11%
EBITDA	7,225	7,538	-4%
EBITDA margin	43.5%	40.4%
Capex (USD)	4	9	-52%
Capex / revenues (USD)	10%	17%

Mobile
Subscribers (‘000)	803	761	6%
ARPU (AMD)	2,994	3,281	-9%
MOU	271	264	3%
UZBEKISTAN USD mln
	3Q12	3Q11	YoY
Total operating revenues	137	73	88%
EBITDA	77	35	123%
EBITDA margin	56.2%	47.3%
Capex (USD)	20	68	-70%
Capex / revenues (USD)	15%	93%

Mobile
Subscribers (‘000)	9,229	5,688	62%
ARPU (USD)	5	4	26%
MOU	543	431	26%
TAJIKISTAN USD mln
	3Q12	3Q11	YoY
Total operating revenues	31	29	6%
EBITDA	16	14	17%
EBITDA margin	52.2%	47.4%
Capex (USD)	5	4	5%
Capex / revenues (USD)	15%	15%

Mobile
Subscribers (‘000)	947	937	1%
ARPU (USD)	10	10	3%
MOU	242	246	-2%

VimpelCom Ltd. 3Q 2012	23

GEORGIA GEL mln
	3Q12	3Q11	YoY
Total operating revenues	38	30	25%
EBITDA	11	9	32%
EBITDA margin	29.8%	28.4%
Capex (USD)	2	10	-76%
Capex / revenues (USD)	10%	53%

Mobile
Subscribers (‘000)	991	793	25%
ARPU (GEL)	12	12	1%
MOU	251	227	11%
KYRGYZSTAN KGS mln
	3Q12	3Q11	YoY
Total operating revenues	2,076	1,730	20%
EBITDA	1,156	958	21%
EBITDA margin	55.7%	55.4%
Capex (USD)	7	4	64%
Capex / revenues (USD)	16%	11%

Mobile
Subscribers (‘000)	2,419	2,281	6%
ARPU (KGS)	285	260	10%
MOU	273	308	-11%

VimpelCom Ltd. 3Q 2012	24

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM* (PRO FORMA)

USD mln
	3Q12	3Q11	9M12	9M11

Unaudited pro forma
EBITDA	2,530	2,572	7,322	7,298

Depreciation	(721)	(796)	(2,168)	(2,304)
Amortization	(507)	(667)	(1,561)	(1,999)
Impairment loss reserve	-	-	-	23
Loss on disposals of non-current assets	(47)	(33)	(131)	(57)

EBIT	1,255	1,076	3,462	2,961

Financial Income and Expenses	(472)	(449)	(1,391)	(1,383)
- including finance income	35	51	116	126
- including finance costs	(507)	(500)	(1,507)	(1,509)
Net foreign exchange gain/(loss) and others	19	(287)	53	(180)
- including Other non-operating (losses)/gains	(29)	(124)	(31)	(171)
- including Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	12	(26)	(16)	(34)
- including Net foreign exchange gain / (loss)	36	(137)	100	25

Profit before tax	802	340	2,124	1,398

Income tax expense	(225)	(188)	(711)	(549)

Profit for the period	577	152	1,413	849

Profit for the period attributable to non-controlling interest	(39)	37	(69)	57

Net income	538	189	1,344	906

*See also the supplementary file Factbook3Q2012.xls on our website at

http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 3Q 2012	25

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM* (ACTUAL)

USD mln
	3Q12	3Q11	9M12	9M11
Unaudited

EBITDA	2,530	2,572	7,322	6,029

Depreciation	(721)	(796)	(2,168)	(1,936)
Amortization	(507)	(667)	(1,561)	(1,395)
Impairment loss reverse	-	-	-	-
Loss on disposals of non-current assets	(47)	(33)	(131)	(58)

EBIT	1,255	1,076	3,462	2,640

Financial Income and Expenses	(472)	(449)	(1,391)	(1,000)
- including finance income	35	51	116	86
- including finance costs	(507)	(500)	(1,507)	(1,086)
Net foreign exchange gain/(loss) and others	19	(287)	53	(227)
- including Other non-operating (losses)/gains	(29)	(124)	(31)	(156)

- including Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	12	(26)	(16)	-
- including Net foreign exchange gain/(loss)	36	(137)	100	(71)

Profit before tax	802	340	2,124	1,413

Income tax expense	(225)	(188)	(711)	(484)

Profit for the period	577	152	1,413	929

Profit for the period attributable to non-controlling interest	(39)	37	(69)	(5)

Net income	538	189	1,344	924

*See also the supplementary file Factbook3Q2012.xls on our website at

http://vimpelcom.com/ir/financials/results.wbp

ORGANIC GROWTH REVENUE AND EBITDA

	3Q12 versus 3Q11

	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	7%	-10%	-3%	16%	-11%	5%
Europe & NA	-5%	-11%	-16%	-5%	-11%	-16%
Africa & Asia	5%	-11%	-6%	6%	-8%	-2%
Ukraine	4%	-1%	3%	-1%	-1%	-2%
CIS	17%	-6%	11%	28%	-10%	18%
Total	3%	-9%	-6%	8%	-10%	-2%

VimpelCom Ltd. 3Q 2012	26

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT (ACTUAL)

USD mln	3Q12	2Q12
Net debt	22,681	23,067
Cash and cash equivalents	3,241	2,883
Long - term and short-term deposits	715	609
Gross debt	26,637	26,559
Interest accrued related to financial liabilities	451	558
Fair value adjustment	28	228
Unamortised fair value adjustment under acquisition method of accounting	817	841
Other unamortised adjustments to financial liabilities (fees, discount etc.)	69	(147)
Derivatives not designated as hedges	429	415
Derivatives designated as hedges	178	157
Total other financial liabilities	28,609	28,611

AVERAGE RATES OF FUNCTIONAL CURRENCIES TO USD*

	Average rates			Closing rates
	YTD12	YTD11	YoY	YTD12	FY2011	Delta
Russian Ruble	31.17	28.77	-7.7%	30.92	32.20	4.1%
Euro	0.78	0.71	-9.1%	0.78	0.77	-1.0%
Algerian Dinar	77.31	74.52	-3.6%	79.42	75.33	-5.2%
Pakistan Rupee	92.43	85.18	-7.8%	94.83	89.95	-5.1%
Bangladeshi Taka	82.09	69.75	-15.0%	81.64	81.83	0.2%
Ukrainian Hryvnia	7.99	7.94	-0.6%	7.99	7.99	0.0%
Kazakh Tenge	148.73	147.30	-1.0%	149.86	148.40	-1.0%
Armenian Dram	400.18	378.06	-5.5%	406.25	385.77	-5.0%
Kyrgyz Som	46.95	45.72	-2.6%	47.15	46.48	-1.4%

  *Functional currencies in Tajikistan, Uzbekistan and Cambodia are USD.

ATTACHMENT D: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	9M 12	9M 11	Change
Total operating revenues	4,058	4,146	-2.1%
EBITDA	1,549	1,588	-2.4%
D&A	(838)	(782)	7.1%
EBIT	712	805	-11.6%
Financial Income and expenses	(673)	(669)	0.6%
EBT	39	137	-71.5%
Income Tax	(127)	(134)	-4.8%
Profit/(Loss) from discontinued operations	-	6	-100.0%
Net income	(88)	9	n.m.

VimpelCom Ltd. 3Q 2012	27

ATTACHMENT E: DEFINITIONS

EBITDA and EBITDA Margin are non-GAAP financial measures. VimpelCom calculates EBITDA as profit for the period before depreciation, amortization, impairment loss, finance costs, income tax expense and the other line items reflected in the reconciliation table above. Our Russia Business Unit excludes certain expenses from their EBITDA. EBITDA margin is calculated as EBITDA divided by total operating revenues. EBITDA and EBITDA margin should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA and EBITDA margin include the key revenue and expense items for which the company’s operating managers are responsible and upon which their performance is evaluated. EBITDA and EBITDA margin also assist management and investors by increasing the comparability of the company’s performance against the performance of other telecommunications companies that provide EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating profit between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA or OIBDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s or EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of EBITDA to profit for the period, the most directly comparable IFRS financial measure, is presented in Attachment C.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization, impairment loss and loss on disposals of non-current assets. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and costs and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to profit for the period, the most directly comparable IFRS financial measure, is presented in Attachment C. EBIT equals operating profit.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange loss, Shares of loss/(profit) of associates and joint ventures accounted for using the equity method, and Other non-operating losses/(gains). Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

Net income equals profit for the period attributable to the owners of the parent.

ARPU (Monthly Average Revenue per User) is calculated by dividing service revenue during the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscribers during the period and dividing by the number of months in that period. For business unit Africa & Asia (except SEA) visitors roaming revenue is excluded from service revenues.

APPM (Average Price Per Minute) is a measure used by management to assess the average price our mobile subscribers pay for using our mobile services.

MTR (Mobile Termination Rate) is a rate a mobile operator receives from other operators for terminating calls on its mobile network.

MNP (Mobile Number Portability) is an option for mobile subscribers to retain their mobile phone number when switching from one mobile operator to another.

VimpelCom Ltd. 3Q 2012	28

Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access via WiFi and USB modems using 3G/HSDPA technologies (in Italy also includes EDGE). Italian subsidiary measures broadband subscribers based on the number of active contracts signed. Russian business unit includes IPTV activities.

Capital expenditures (Capex), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Mobile subscribers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscribers also includes SIM-cards for use of mobile Internet service via USB modems and subscribers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all subscribers of Zimbabwe, which is accounted for as investment at cost, into business unit Africa & Asia and subscribers of all our Canada equity investee into business unit Europe and North America, both of which are included into total subscribers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

Net debt is a non GAAP financial measure and is calculated as gross debt represented by principal amounts of interest bearing loans, bonds, equipment financing and loans from others minus cash and cash equivalents, as well as long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation or as an alternative to other financial liabilities, or any other measure of the company financial position. Reconciliation of net debt to other financial liabilities, the most directly comparable GAAP financial measure, is presented in Attachment C.

Reportable segments, the Company identified Russia, Europe and North America, Africa & Asia, CIS and Ukraine based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenues are eliminated in consolidation.

Organic growth Revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as business under liquidation, disposals, mergers and acquisitions. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends. Reconciliation of organic growth of revenue and EBITDA to reported growth of revenue and EBITDA is presented in Attachment C.

VimpelCom Ltd. 3Q 2012	29

1 3Q 2012 Presentation Amsterdam, November 14 , 2012 Jo Lunder - CEO Henk van Dalen CFO th -

2
Disclaimer
This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's plans to hold its annual shareholder meeting, as well as the Company’s network development and churn plans in Russia. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual
Report on Form 20-F for the year ended December 31, 2011 filed with the U.S. Securities and
Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

3
VimpelCom continues to deliver on its strategy with profitable organic growth in 3Q12
*   Comparisons with 3Q11
** Excl. MTR reduction in Italy approx. 5% organic revenue growth and EBITDA approx. 9%
Revenues
*
(USD billion)
5.7
(+3% organic)
**
EBITDA
*
(USD billion)
2.5
(+8% organic)
**
EBITDA margin
*
(%)
44.0
(+1.8 p.p.)
Net income
*
(USD million)
538
(+185%)
Total mobile subscriber
Base
*
(million)
212
(+7%)
Net cash from operating
activities (USD billion)
2.0
Highlights:
•
Double digit organic EBITDA growth in Russia and CIS
•
Positive operational developments continued in Russia
•
Continued market outperformance in Italy
•
Improved transition to bundled offerings in Ukraine
•
Strong subscriber growth in Africa & Asia
•
Net Income almost tripled

© VimpelCom Ltd 2012

VimpelCom Analyst & Investor Day

VimpelCom

4
Key Developments
•
AGM to be held on December 21, 2012, subject to removal of
injunction relating to FAS claim
•
Negotiations with Algerian authorities continuing
•
OTH raising its voting stake in Canada to 65%
•
Analyst & Investor Day on January 16, 2013

5 Business Units Performance

6
Russia Performance 3Q12: Positive operational development
continued
Revenues
(RUB billion)
+7% YoY +16% YoY
CAPEX
*
(RUB billion)
Highlights:
•
Solid revenue increase of 7% YoY with continuing strong growth in mobile data revenue of 38% YoY
•
Strong EBITDA increase of 16% YoY
•
EBITDA margin growth of 3.2 p.p. YoY to 43.2%
•
Operational excellence program of RUB 5 billion in annualized savings ahead of schedule
•
LTE launch planned in Moscow and 6 other regions in 2013
*    Capex excluding licenses
70.3 69.6
71.0
67.0
74.5
EBITDA and EBITDA Margin
(RUB billion)
58.1
59.0
55.6
57.9
61.8
11.5
12.0
11.4
12.3
3Q11 4Q11 1Q12 2Q12 3Q12
40.0%
37.1%
41.3%
43.1% 43.2%
3Q11 4Q11 1Q12 2Q12 3Q12
30.3
27.7
32.2
27.9
26.4
22%
12%
18%
FY11 3Q12 YTD 3Q12 LTM
59.8
25.6
50.9
12.6
Fixed-line
Mobile
CAPEX
EBITDA Margin EBITDA
CAPEX / Revenue

7
Italy Performance 3Q12: Continued relative outperformance
Revenues
(EUR million)
-5% YoY
Excluding MTR stable YoY
EBITDA and EBITDA Margin
(EUR million)
-5% YoY
CAPEX
*
(EUR billion)
Highlights:
•
Mobile market weakening as a result of MTR cuts, intense competition and macro-economic slowdown
•
Data revenue growth momentum remains strong with mobile broadband revenue growth of 40% YoY
•
EBITDA declined by 5% YoY, impacted by the July 2012 MTR cut, partly offset by cost reductions; EBITDA margin of
40.4%, stable YoY
•
Stable operational free cash flow
**
over previous year
•
Solid subscriber growth momentum: mobile subscribers up 3% with 63% share of MNO net adds and fixed broadband subscribers up 7%
1,424
1,397
*   Capex excluding licenses
** Operational free cash flow = EBITDA - CAPEX
1,383
1,346
1,329
898 906 851 875 891
127 131
132
68
371
387
363
368
3Q11 4Q11 1Q12 2Q12 3Q12
565
533
487
524
537
40.5%
37.4%
36.2%
37.9%
40.4%
3Q11 4Q11 1Q12 2Q12 3Q12
18%
16%
19%
FY11 3Q12 YTD 3Q12 LTM
1.0
1.0
0.6
370
140
Mobile revenues
(excluding Incoming)
Mobile Incoming
revenues
Fixed-line EBITDA
EBITDA Margin CAPEX CAPEX / Revenue

957
922
927
953
904
3Q11
4Q11
1Q12
2Q12
3Q12

434
321
424
466
424
45.4%
34.8%
45.7%
48.9%
46.9%
3Q11
4Q11
1Q12
2Q12
3Q12

720
19%
7%
207
598
16%
FY11
3Q12 YTD
3Q12 LTM

© VimpelCom Ltd 2012

8
Africa & Asia
*
Performance 3Q12: Strong subscriber growth
Revenues
(USD million)
-6% YoY
Organic +5% YoY
EBITDA and EBITDA Margin
(USD million)
EBITDA EBITDA Margin
-2% YoY
Organic +6% YoY
CAPEX
**
(USD million)
Highlights:
•
Revenues increased organically by 5% YoY
•
EBITDA organic growth of 6% YoY
•
EBITDA margin of 46.9% up 1.5 p.p. YoY, supported by operational excellence initiatives and despite the impact from Ramadan
•
Subscriber base increased by 13% YoY to more than 86 million
•
Algeria:
revenues increased 2% YoY in local currency, while EBITDA increased 1% YoY
•
Pakistan:
increase in revenue of 4% YoY in local currency, EBITDA increased 10% YoY supported by continued cost management
•
Bangladesh:
revenues increased 23% YoY in local currency as a result of a 21% YoY increase in banglalink’s subscriber base
*    This segment includes our operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East Asia
**  Capex excluding licenses
CAPEX CAPEX / Revenue

0.3
3.2
3Q11
0.3
3.1
4Q11
0.2
2.8
1Q12
0.3
3.0
2Q12
0.3
3.3
3Q12

1.9
53.7%
3Q11
1.7
50.3%
4Q11
1.6
51.1%
1Q12
1.6
50.2%
2Q12
1.8
51.7%
3Q12

2.3
17%
FY11
1.2
13%
3Q12 YTD
2.0
15%
3Q12 LTM

© VimpelCom Ltd 2012

9
Ukraine Performance 3Q12: Improved migration to bundled offerings
Revenues
(UAH billion)
+4% YoY
EBITDA and EBITDA Margin
(UAH billion)
-1% YoY
CAPEX
*
(UAH billion)
Highlights:
•
Revenues increased 4% YoY, supported by fixed line revenue growth of 11% YoY and mobile data revenue growth of
7% YoY
•
EBITDA declined by 1% YoY, mainly due to the ongoing transition to bundled offerings
•
EBITDA margin at 51.2%, increasing QoQ
•
Mobile subscriber base up 2% YoY to 25.2 million
•
Fixed residential broadband subscriber base grew 70% YoY to 551 thousand
CAPEX CAPEX / Revenue
*    Capex excluding licenses
3.0
3.4
3.5
3.2
3.6
EBITDA EBITDA Margin Mobile Fixed-line

10
CIS
*
Performance 3Q12: Profitable growth
Revenues
(USD million)
411
378
419
430
+11% YoY
Organic +17% YoY
478
EBITDA and EBITDA Margin
(USD million)
+18% YoY
Organic +28% YoY
CAPEX CAPEX / Revenue
CAPEX
**
(USD million)
Highlights:
•
Strong organic growth of revenues of 17% YoY due to incidental strong revenue growth in Uzbekistan and 60% YoY mobile data growth
•
EBITDA organic growth of 28% YoY, supported by one-off adjustments in Kazakhstan and strong positive impact from
Uzbekistan
•
EBITDA margin of 49.0%, including one-off adjustments of USD 12.5 million in Kazakhstan
•
Mobile subscribers up 23% YoY to 23 million, with strong positive impact from Uzbekistan
•
Mobile broadband subscribers up 35% YoY to 11.2 million
•
Fixed broadband subscribers increased 67% YoY to 277 thousand
* This segment includes our operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia.
** Capex excluding licenses
EBITDA EBITDA Margin
386
380
342
372
440
44
39
36
39
38
3Q11 4Q11 1Q12 2Q12 3Q12
198
171
161
182
234
46.0%
40.8%
42.5%
44.3%
49.0%
3Q11 4Q11 1Q12 2Q12 3Q12
626
255
497
39%
20%
29%
FY11 3Q12 YTD 3Q12 LTM
Mobile Fixed-line

11 Financial Highlights Henk van Dalen CFO

12
BUSINESS UNITS
Revenue EBITDA
Organic
FX and
others
Reported Organic
FX and
others
Reported
Russia
7% -10% -3% 16% -11% 5%
Europe & NA
-5% -11% -16% -5% -11% -16%
Africa & Asia
5% -11% -6% 6% -8% -2%
Ukraine
4% -1% 3% -1% -1% -2%
CIS
17% -6% 11% 28% -10% 18%
Total
3% -9% -6% 8% -10% -2%
3Q12 Financial Performance: Strong organic growth
GROUP
(USD million) 3Q12 3Q11 YoY
Revenues
5,747 6,096 -6%
EBITDA
2,530 2,572 -2%
Depreciation/
Amortization/
Other
(1,275) (1,496) -15%
EBIT
1,255 1,076 17%
Financial income /
expenses
(472) (449) 5%
FX and Other
19 (287) n.m.
Profit before tax
802 340 136%
Tax
(225) (188) 20%
Net income
538 189 185%
•
Overall revenue growth on an organic basis was 3% YoY, with strong performance across most business units
•
Reported revenues declined by 6% YoY, mainly due to significant depreciation of local currencies against the USD
•
EBITDA increased 8% YoY organically; reported EBITDA declined by 2% YoY
•
EBIT up 17% YoY, positively affected by the declining amortization pattern applied to intangible assets
•
Profit before tax up 136% Yoy driven by higher EBIT, foreign exchange gains and higher result from the investment in Euroset, in addition to  neutral movements in fair value derivatives in 3Q12, while showing negative movements in 3Q11.
•
Net income increased
due to higher Profit before tax and lower effective tax rate, due to certain net operating losses incurred in 3Q11, but not recognized for tax purposes

13
Key Components
Net Cash Flow From Operating Activities, Actual
(USD billion)
Debt, Cash and Ratios: Solid financial position
(USD million)
Sept 30,
2012
Cash, Cash Equivalents and
deposits
3,956
Total Assets
53,490
Gross Debt
26,637
-Short-term
2,448
-Long-term
24,189
Shareholders' equity
14,779
Gross Debt/Assets
0.5
Net Debt**
22,681
Pro forma annual EBITDA*
9,598
Pro forma ratios LTM 3Q12
Sept 30,
2012
Net Debt/ EBITDA
2.4
EBITDA/ Financial Income
5.1
and Expenses
Gross Debt/ EBITDA 2.8
Consolidated Cash and Net Debt Development
Actual 3Q 2012 (USD million)
Opening
gross debt
Opening
cash
& deposits
Opening
net debt
Net FX
effect (Cash
+ Debt)
Net
Interest
Other Cash tax
paid
Cash
Capex
Change in
working
capital
Cash flow
from
operations
Closing
net debt
Closing
cash
& deposits
Closing
gross debt
26,559
(3,492)
23,067
475
(2,531)
22,681
3,956
26,637
362
170
243
967
(72)
1.9
1.9
1.6
1.35
2.0
6.1
6.7
3Q11 4Q11 1Q12 2Q12 3Q12 FY11 3Q12
LTM
*
See definition of EBITDA in earnings release. LTM stands for “last twelve months” to reporting date.
**  See definition of net debt in earnings release

14
Well Balanced Debt Composition and Maturity Profile
During 3Q12
• Wind repaid fully the EUR 250 million bridge loan (USD 323 million).
This prepayment is funded by cash and RCF drawdowns.
• Russia repaid Sberbank loans for RUB 7.2 billion (USD 229 million).
Available room under committed revolving credit facilities per
September 2012:
• EUR 240 million (USD 309 million) for Wind
• RUB 15 billion (USD 485 million) for Russia
• EUR 205 million (USD 263 million) and USD 225 million for VIP HQ
Group Debt Maturity Schedule per September 2012
Debt Composition by Currency Actual Other information
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Wind
OTH
VimpelCom / OJSC
0.6
2.0
1.6
3.1
2.3
9.0
5.5
1.0
1.5
2Q12
3Q12
28%
49%
21%
3%
USD
EUR
RUB
Other
28%
49%
20%
3%

15
USD 2.7 bn
shareholder
loan (PIK)
Simplified legal / financing structure per 30-Sep-12
VimpelCom Ltd.
VimpelCom
Amsterdam B.V.
VimpelCom
Holdings B.V.
VimpelCom
Amsterdam Finance
B.V.
OJSC VimpelCom
USD 2.7 bn
WIND Telecom
S.p.A.
Wind Acquisition
Holdings Finance
S.p.A.
WIND Acquisition
Finance SA
WIND
Telecomunicazioni
S.p.A.
WIND Acquisition
Holdings Finance
SA
Orascom Telecom
Holding S.A.E.
Ring fenced
Legal structure
Third party debt
Significant intercompany financing
Note: rounded figures and nominal values
*    including short term deposits and cash equivalents
VIP NL
USD 2.2 bn
PJSC Kyivstar
Total OJSC Group
USD 9.4 bn
OTH subsidiaries
USD 1.0 bn
Weather Capital
Special Purpose I
S.A.
Weather Capital
S.a.r.l.
Total Wind Group
USD 14.0 bn
PIK notes USD 1.4 bn
HY notes 2017 USD 3.6 bn
SSN 2018 USD 4.2 bn
Senior bank loan USD 3.8 bn
Debt to Gov USD 0.5 bn
Annuity       USD 0.2 bn
RCF USD 0.2 bn
VimpelCom Group
VIP USD   2.2 bn
OJSC Group USD   9.4 bn
Wind Group USD 14.0 bn
OTH Group USD   1.0 bn
Gross debt USD 26.6 bn
I
II
Total cash* USD    4.0 bn
USD 2.5 bn uncommitted
credit facility (PIK)
USD 0.6 bn drawn
III

16 Conclusion Jo Lunder CEO

17
Continuing to deliver on Value Agenda 2012-2014
•
Strong organic growth YoY in 2012:
•
Solid operational performance across most of our operations in 3Q12
•
Profitable growth continues with EBITDA margin expansion to 44%
•
Facing short term challenges in some of our markets
•
On track to deliver on the medium term Value Agenda
1Q12 2Q12 3Q12 YTD 3Q12
Revenues +6% +4% +3% +5%
Revenues (excl. MTR cut in Italy) +7% +6% +5% +6%
EBITDA +5% +8% +8% +7%
EBITDA (excl. MTR cut in Italy) +6% +9% +9% +8%
EBITDA margin -0.6 pp +2.6 pp +1.8 pp +1.3 pp

© VimpelCom Ltd 2012 Analyst & Investor Day 2013 The Savoy, London January 16 , 2013 13.00h 17.00h th –

19 Q&A

20 Thank you!

21 www.vimpelcom.com For further information please contact Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 797 7200 E: Investor_Relations@vimpelcom.com

22 Appendices

23
+5% YoY ARPU
+12% YoY MOU
Mobile subscribers
(million)
ARPU and MOU
(RUB)        (min)
-1% YoY
Operating Highlights Russia
Broadband subscribers
(million)
Broadband ARPU
(RUB)
+3% YoY Fixed
+2% YoY Mobile
+25% YoY Fixed
+5% YoY Mobile
Mobile broadband subs
ARPU
MOU
Fixed broadband subs
Fixed broadband ARPU Mobile broadband ARPU
56.8
57.2
55.6
55.7
56.2
3Q11 4Q11 1Q12 2Q12 3Q12
1.8
2.1 2.2
2.3 2.3
2.4
2.5
2.6
2.5 2.5
3Q11 4Q11 1Q12 2Q12 3Q12
410
432
426 427
421
219
234 235
221
225
3Q11 4Q11 1Q12 2Q12 3Q12
334
327
314
336
352
251
259
254
279
282
3Q11 4Q11 1Q12 2Q12 3Q12

24
ARPU  -11% YoY
MOU +3% YoY
Operating Highlights Italy
+3% YoY
Broadband subscribers*
(thousands)
Broadband ARPU
(EUR)
-4% YoY +7% YoY Fixed
+14% YoY Mobile
*  Mobile broadband includes consumer customers that have performed at least one mobile
Internet event in the previous month on 2.5G/3G/3.5G network technology
Mobile subscribers
(million)
ARPU and MOU
(EUR)        (min)
ARPU MOU
Fixed broadband subs Mobile broadband subs
Fixed broadband ARPU
20.8
21.0
21.1
21.2
21.5
3Q11 4Q11 1Q12 2Q12 3Q12
15.7
15.2
14.7
15.0
14.0
196
205 205
209
202
3Q11 4Q11 1Q12 2Q12 3Q12
4,141
4,479 4,525 4,444
4,734
2,073
2,135
2,211
2,236
2,216
3Q11 4Q11 1Q12 2Q12 3Q12
19.5
19.1
18.9
18.5
18.7
3Q11 4Q11 1Q12 2Q12 3Q12

25
Average rates Closing rates
Currency
YTD 12 YTD 11 YoY YTD 12 FY 11 Delta
RUB 31.17 28.77 -7.7% 30.92 32.20 4.1%
EUR 0.78 0.71 -9.1% 0.78 0.77 -1.0%
DZD 77.31 74.52 -3.6% 79.42 75.33 -5.2%
PKR 92.43 85.18 -7.8% 94.83 89.95 -5.1%
BDT
82.09 69.75 -15.0% 81.64 81.83 0.2%
UAH 7.99 7.94 -0.6% 7.99 7.99 0.0%
KZT 148.73 147.30 -1.0% 149.86 148.40 -1.0%
AMD 400.18 378.06 -5.5% 406.25 385.77 -5.0%
KGS 46.95 45.72 -2.6% 47.15 46.48 -1.4%
Source: National Banks of the respective countries, Company calculations
FOREX Development

26
USD million
3Q12 3Q11
Unaudited pro forma
EBITDA 2,530 2,572
Depreciation (721) (796)
Amortization (507) (667)
Loss on disposals of non-current assets (47) (33)
EBIT 1,255 1,076
Financial Income and Expenses (472) (449)
- including  finance income 35 51
- including finance costs (507) (500)
Net foreign exchange gain/(loss) and others 19 (287)
- including Other non-operating losses (29) (124)
- including Shares of profit/(loss) of associates and joint ventures accounted for using the equity method
12 (26)
- including Net foreign exchange gain/(loss) 36 (137)
Profit before tax 802 340
Income tax expense (225) (188)
Profit for the period 577 152
Profit for the period attributable to non-controlling interest (39) 37
Net income 538 189
Reconciliation of consolidated EBITDA of VimpelCom
Reconciliation Tables

27
Reconciliation of consolidated net debt of VimpelCom
Reconciliation Tables
USD millions
3Q12 2Q12
Net debt 22,681 23,067
Cash and cash equivalents 3,241 2,883
Long - term and short-term deposits 715 609
Gross debt 26,637 26,559
Interest accrued related to financial liabilities 451 558
Fair value adjustment 28 228
Unamortised fair value adjustment under acquisition method of accounting 817 841
Other unamortised adjustments to financial liabilities (fees, discounts etc.) 69 (147)
Derivatives not designated as hedges 429 415
Derivatives designated as hedges 178 157
Total other financial liabilities 28,609 28,611

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.
Consolidated
BU Russia
Russia
BU Europe and North America
Italy
BU Africa and Asia
Algeria
Pakistan
Bangladesh
Sub Saharan Africa
SEA
BU Ukraine
Ukraine
BU CIS
Kazakhstan
Uzbekistan
Armenia
Tajikistan
Georgia
Kyrgyzstan

VimpelCom Ltd.

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
ACTUAL
Total operating revenues	2,740	5,537	6,096	5,889	5,619	5,745	5,747
Gross margin	2,034	4,011	4,397	4,195	4,258	4,408	4,316
Gross margin, %	74.2%	72.4%	72.1%	71.2%	75.8%	76.7%	75.1%
EBITDA	1,203	2,254	2,572	2,227	2,311	2,481	2,530
EBITDA margin	43.9%	40.7%	42.2%	37.8%	41.1%	43.2%	44.0%
Profit before tax	649	424	340	(559)	593	729	802
Net income	500	235	189	(381)	318	488	538
Capital expenditures (Capex)	456	966	1,193	3,734	632	1,028	829
Capex / revenues	17%	17%	20%	63%	11%	18%	14%

Mobile subscribers (millions)	95	193	199	205	209	208	212

PRO FORMA	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012

Total operating revenues	5,481	6,011	6,096	5,889	5,619	5,745	5,747
EBITDA	2,285	2,441	2,572	2,227	2,311	2,481	2,530
EBITDA margin	41.7%	40.6%	42.2%	37.8%	41.1%	43.2%	44.0%
Profit before tax	623	435	340	(559)	593	729	802
Net income	450	267	189	(381)	318	488	538
Capital expenditures (Capex)	729	1,027	1,193	3,734	632	1,028	829
Capex / revenues	13%	17%	20%	63%	11%	18%	14%

Mobile subscribers (millions)	186	193	199	205	209	208	212

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	2,064	2,329	2,397	2,274	2,225	2,267
Gross margin	1,458	1,630	1,654	1,526	1,556	1,577
Gross margin, %	70.6%	70.0%	69.0%	67.1%	69.9%	69.6%
Adjusted OIBDA	868	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	42.1%	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	868	968	961	844	918	977
EBITDA margin	42.1%	41.5%	40.1%	37.1%	41.3%	43.1%
SG&A	590	663	693	682	637	600
including Sales & Marketing Expenses	184	239	245	232	181	180
Capital expenditures	334	407	457	809	204	294

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	1,713	1,943	2,003	1,892	1,845	1,870

Subscribers (‘000)	52,991	55,251	56,824	57,224	55,622	55,739
Mobile ARPU (US$)	10.5	11.7	11.5	10.5	10.5	10.8
Mobile broadband subscribers using USB modems (‘000)	2,313	2,362	2,387	2,538	2,579	2,472
Mobile broadband ARPU (US$)	7.8	7.5	7.5	7.5	7.8	7.1
MOU, min	218	243	251	259	254	279
Churn 3 months active base (quarterly), %	0.1	0.1	0.2	0.2	0.2	0.2

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	351	387	394	382	380	398

Fixed-line broadband revenues	65	73	75	82	93	93
Fixed-line broadband subscribers (‘000)	1,569	1,671	1,833	2,073	2,224	2,255
Fixed-line broadband ARPU, US$	14.0	14.8	14.1	13.8	13.9	13.8
FTTB revenues	62	71	72	80	91	91
FTTB subscribers (‘000)	1,510	1,635	1,791	2,017	2,148	2,196
FTTB ARPU, US$	13.9	14.6	14.0	13.8	14.3	13.8

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012

Total revenues	1,351	1,399	1,397	1,424	1,346	1,383	1,329
of which TLC Service Revenues	1,289	1,347	1,325	1,315	1,281	1,299	1,235
EBITDA	496	526	565	533	487	524	537
EBITDA margin	36.8%	37.6%	40.5%	37.4%	36.2%	37.9%	40.4%
Capital expenditures*	146	234	226	1,533	193	243	222

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total revenues	982	1,029	1,026	1,037	983	1,015	959
of which TLC Service Revenues	934	984	975	955	933	954	899

Subscribers (‘000)	20,279	20,559	20,802	21,014	21,132	21,225	21,455
Mobile broadband subscriptions using USB modems (‘000)
Mobile broadband ARPU, €
Mobile ARPU, €	15.4	16.0	15.7	15.2	14.7	15.0	14.0
of which :
ARPU voice, €	12.1	12.7	12.0	11.4	10.9	11.2	10.0
ARPU data, €	3.3	3.3	3.6	3.8	3.8	3.8	4.0
MOU**, min	187	198	196	205	205	209	202
Total traffic**, mln. min.	11,260	12,106	12,070	12,796	12,954	13,240	12,919
Churn, annualised rate (%)	26.4%	26.6%	29.3%	30.7%	31.7%	33.6%	36.5%

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total revenues	369	370	371	387	363	368	370
of which TLC Service Revenues	355	363	350	360	348	344	336

Total voice subscribers (‘000)	3,085	3,128	3,094	3,142	3,182	3,189	3,138
of which :
Total DIRECT voice subscribers (‘000)	2,312	2,357	2,349	2,398	2,446	2,509	2,477
Total INDIRECT voice subscribers (‘000)	773	771	745	744	736	680	660
Total fixed-line ARPU, €	33.6	33.4	32.6	33.2	32.3	31.2	30.7
Total Traffic, mln. min.	5,018	4,764	3,843	4,876	4,960	4,674	3,807

Total Internet subscribers (‘000)	2,158	2,196	2,175	2,225	2,282	2,296	2,266
of which :
Broadband (‘000)	2,030	2,082	2,073	2,135	2,211	2,236	2,216
Broadband ARPU, €	19.3	19.2	19.5	19.1	18.9	18.5	18.7

Dual-play subscribers (‘000)	1,662	1,689	1,696	1,743	1,809	1,862	1,854

* Excluding impact of FOC capex and including LTE

** Starting from Q2 2010 we include incoming traffic from international in the calculation of total traffic and in calculation of average minutes of use; Q1 2010 has been reclassified accordingly.

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	439	478	487	457	457	471	447
EBITDA	261	283	288	272	274	284	262
EBITDA margin	59.4%	59.2%	59.1%	59.5%	60.0%	60.3%	58.6%
Capital expenditures	4	10	5	21	10	10	6

Subscribers (‘000)	15,509	15,964	16,289	16,595	17,691	17,748	17,694
Mobile ARPU (US$)	9.4	9.9	9.9	9.0	8.8	8.7	8.3
MOU, min	284	296	286	278	269	267	212
Churn 3 months active base (quarterly), %	4.7%	5.2%	5.5%	5.5%	5.3%	5.7%	6.8%

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	275	292	281	286	286	295	269
EBITDA	111	118	116	119	121	130	116
EBITDA margin	40.3%	40.4%	41.3%	41.5%	42.3%	44.1%	43.0%
Capital expenditures	45	52	55	109	24	31	29

Subscribers (‘000)	32,707	33,378	33,416	34,214	35,788	35,953	36,074
Mobile ARPU (US$)	2.8	2.8	2.7	2.7	2.6	2.7	2.4
MOU, min	206	213	197	209	215	214	212
Churn 3 months active base (quarterly), %	6.4%	7.1%	8.8%	7.2%	5.8%	7.1%	7.1%

Bangladesh

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	126	128	129	129	130	142	144
EBITDA	45	55	43	26	44	54	42
EBITDA margin	35.7%	42.7%	33.3%	20.3%	33.8%	38.0%	29.3%
Capital expenditures	13	14	64	337	29	35	20

Subscribers (‘000)	20,127	20,203	22,140	23,754	24,742	25,491	26,776
Mobile ARPU (US$)	2.0	2.0	1.9	1.8	1.8	1.9	1.8
MOU, min	205	211	214	207	217	231	225
Churn 3 months active base (quarterly), %	3.8%	5.1%	4.2%	5.4%	6.1%	5.1%	6.6%

Ukraine

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	375	412	437	417	385	406	452
Gross margin	312	345	357	337	316	328	356
Gross margin, %	83.2%	83.7%	81.6%	80.9%	82.1%	80.8%	78.8%
Adjusted OIBDA	204	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	54.4%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	202	226	235	209	197	204	231
EBITDA margin	54.0%	54.8%	53.7%	50.3%	51.1%	50.2%	51.2%
Adjusted SG&A***	110	119	122	127	119	123	125
including Sales & Marketing Expenses	15	17	18	21	15	18	22
Capital expenditures	46	58	81	99	45	58	54

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Net operating revenues*	348	382	405	385	354	373	416

Subscribers (‘000)	24,398	24,695	24,747	24,776	24,890	25,132	25,221
ARPU, US$	4.7	5.1	5.4	5.1	4.7	4.9	5.3
MOU, min	466	474	467	483	484	493	497
Churn 3 months active base (quarterly), %	5.3%	4.3%	6.2%	6.5%	6.6%	6.6%	8.4%

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Net operating revenues*	27	31	32	32	31	34	36

Fixed-line broadband revenue	4	5	5	6	7	8	9
Fixed-line broadband subscribers (‘000)**	235	293	324	397	461	501	551
Fixed-line broadband ARPU, US$	6.2	5.8	5.8	5.5	5.7	5.6	5.5
FTTB revenues	4	4	5	6	7	8	9
FTTB subscribers (‘000)	231	290	320	394	458	497	548
FTTB ARPU, US$	6.2	5.8	5.8	6.1	5.7	5.7	5.5

* Mobile and fixed revenues for the period from 2Q2010 to 4Q2010 were adjusted for consistency purposes

** Fixed line broadband subscription base has been revised for the period from 1Q2010 to 4Q2010 based on the standard VimpelCom definition for broadband subscribers to reflect a 3-months active base

*** For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Kazakhstan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	183	203	223	213	191	208	218
Gross margin	139	150	159	148	135	150	159
Gross margin, %	75.7%	73.9%	71.1%	69.4%	70.8%	72.0%	72.7%
Adjusted OIBDA	93	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	50.9%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	93	99	109	93	86	98	113
EBITDA margin	50.7%	48.8%	48.7%	43.6%	45.0%	47.0%	51.6%
Adjusted SG&A*	46	51	50	55	49	52	46
including Sales & Marketing Expenses	13	18	16	17	12	14	19
Capital expenditures	10	68	85	99	13	45	52

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	174	194	212	203	179	194	204

Subscribers (‘000)	6,987	7,831	8,252	8,409	8,364	8,497	8,596
ARPU, US$	8.0	8.6	8.6	7.8	7.1	7.7	7.9
Mobile broadband subscribers using USB modems (‘000) **	3,482	3,871	4,160	4,305	4,582	4,438	4,570
MOU, min	113	144	162	165	180	211	222
Churn 3 months active base (quarterly), %	11.4%	9.4%	13.1%	13.5%	14.2%	12.9%	14.2%

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	10	9	11	10	12	14	14

Fixed-line broadband revenues	0.7	1.0	1.2	2.2	3.6	4.5	4.9
Fixed-line broadband subscribers (‘000)	15	15	34	60	89	99	108
Fixed-line broadband ARPU, US$	18.2	20.7	18.8	16.9	15.5	15.8	16.0

* For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

** Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	59	66	73	80	79	89	137
Gross margin	45	49	55	60	62	73	115
Gross margin, %	76.1%	74.2%	75.2%	75.1%	78.7%	82.0%	83.8%
Adjusted OIBDA	27	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	45.7%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	27	28	35	33	38	45	77
EBITDA margin	45.7%	42.9%	47.3%	40.9%	44.6%	50.6%	56.2%
Adjusted SG&A*	18	21	20	27	27	28	38
including Sales & Marketing Expenses	3	4	6	8	4	4	11
Capital expenditures	40	27	68	85	38	36	20

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	56	63	71	78	77	87	135
						0
Subscribers (‘000)	5,102	5,347	5,688	6,361	7,344	7,031	9,229
ARPU, US$	3.8	4.0	4.2	4.2	3.5	4.1	5.3
Mobile broadband subscribers using USB modems (‘000) **	1,747	1,903	2,201	2,802	2,907	2,911	4,195
MOU, min	391	413	431	458	376	433	543
Churn 3 months active base (quarterly), %	15.1%	15.1%	16.4%	13.2%	6.1%	23.4%	15.5%

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	3	3	2	2	2	2	2

Fixed-line broadband revenues	0.6	1.4	1.3	1.2	0.8	0.8	0.7
Fixed-line broadband subscribers (‘000)	13	16	17	18	19	19	21
Fixed-line broadband ARPU, US$	15.5	31.4	26.5	23.8	15.2	13.6	11.0

* For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

** Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Armenia

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(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	46	47	51	46	39	40	40
Gross margin	29	31	34	32	28	28	30
Gross margin, %	63.1%	67.0%	67.0%	69.9%	72.2%	70.0%	73.2%
Adjusted OIBDA	16	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	34.0%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	16	18	20	19	15	15	18
EBITDA margin	33.8%	38.3%	40.3%	40.7%	38.0%	37.5%	43.5%
Adjusted SG&A*	14	13	13	13	13	13	12
including Sales & Marketing Expenses	2	2	2	2	2	2	2
Capital expenditures	9	6	9	7	3	4	4

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	20	20	22	20	17	18	19
						0
Subscribers (‘000)	699	733	761	765	753	771	803
ARPU, US$	7.8	8.3	8.9	7.6	6.5	6.8	7.3
Mobile broadband subscribers using USB modems (‘000) **	208	267	300	321	323	334	358
MOU, min	238	262	264	261	252	279	271
Churn 3 months active base (quarterly), %	20.2%	20.4%	22.7%	24.0%	21.9%	20.2%	19.7%

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	26	27	29	26	22	22	21
						0.0
Fixed-line broadband revenues	3.7	4.7	5.2	5.6	5.7	5.7	5.5
Fixed-line broadband subscribers (‘000)	84	100	115	134	136	138	149
Fixed-line broadband ARPU, US$	15.4	16.2	15.8	14.8	14.9	13.8	12.9

* For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

** Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Tajikistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	21	26	29	25	21	26	31
Gross margin	15	20	22	19	16	21	25
Gross margin, %	71.2%	75.0%	75.0%	74.2%	74.5%	80.8%	79.7%
Adjusted OIBDA	9	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	44.9%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	9	14	14	11	9	13	16
EBITDA margin	44.9%	51.9%	47.3%	44.1%	42.0%	49.6%	52.2%
Adjusted SG&A*	5	6	8	8	7	7	9
including Sales & Marketing Expenses	1	1	1	1	2	1	1
Capital expenditures	3	7	4	14	3	7	5

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	18	23	27	24	21	25	29

Subscribers (‘000)	804	870	937	965	1,008	957	947
ARPU, US$	7.6	9.4	9.8	8.3	6.7	8.5	10.1
Mobile broadband subscribers using USB modems (‘000) **	264	267	308	379	392	356	351
MOU, min	203	234	246	229	219	246	242
Churn 3 months active base (quarterly), %	18.6%	15.0%	15.1%	18.7%	13.6%	22.9%	19.3%

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	3	3	2	1	0.0	1.4	1.7

* For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

** Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Georgia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	12	15	18	18	16	18	23
Gross margin	8	10	12	12	11	13	15
Gross margin, %	66.7%	64.2%	68.5%	65.5%	68.3%	72.2%	66.7%
Adjusted OIBDA	2	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	19.2%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	2	3	5	4	4	5	7
EBITDA margin	19.2%	21.9%	28.2%	22.6%	22.4%	27.3%	29.8%
Adjusted SG&A*	6	6	7	8	7	8	8
including Sales & Marketing Expenses	1	2	2	2	2	2	2
Capital expenditures	7	9	10	14	3	4	2

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	12	14	17	18	16	18	22

Subscribers (‘000)	611	712	793	833	875	899	991
ARPU, US$	6.1	6.9	7.4	6.6	5.9	6.6	7.4
Mobile broadband subscribers using USB modems (‘000) **	220	277	320	356	386	376	410
MOU, min	147	224	227	217	216	234	251
Churn 3 months active base (quarterly), %	17.2%	14.3%	16.8%	21.1%	17.9%	20.1%	17.8%

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	0.4	0.8	0.5	0.0	0.0	0.0	0.5

* For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

** Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Kyrgyzstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	31	35	39	38	34	40	44
Gross margin	23	27	29	29	26	30	33
Gross margin, %	76.4%	76.7%	76.4%	75.9%	76.4%	75.0%	75.3%
Adjusted OIBDA	17	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	56.1%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	17	18	21	21	19	22	25
EBITDA margin	56.1%	53.0%	55.3%	54.3%	55.4%	55.0%	55.7%
Adjusted SG&A*	6	8	8	8	7	7	9
including Sales & Marketing Expenses	1	2	2	2	1	1	2
Capital expenditures	4	15	4	21	2	8	7

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	31	35	39	38	34	40	44

Subscribers (‘000)	1,965	2,102	2,281	2,371	2,373	2,368	2,419
ARPU, US$	5.1	5.6	5.8	5.3	4.8	5.6	6.1
Mobile broadband subscribers using USB modems (‘000) **	838	857	1,014	1,124	1,212	1,261	1,289
MOU, min	290	319	308	292	272	289	273
Churn 3 months active base (quarterly), %	14.9%	10.2%	12.6%	14.6%	14.5%	16.4%	17.4%

* For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

** Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Sub Saharan Africa (Telecel Globe)

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(in US$ millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	25	24	21	24	22	23	26
EBITDA	4	2	7	-5	6	9	11
EBITDA margin	17.5%	7.5%	32.9%	n.m.	28.1%	40.5%	41.2%

Subscribers (‘000)	2,584	2,789	2,825	3,140	3,499	3,736	4,231
- CAR	420	447	450	435	439	428	414
- Burundi	1,023	1,041	1,132	1,185	1,227	1,305	1,426
- Zimbabwe*	1,141	1,301	1,243	1,520	1,833	2,003	2,391

Mobile ARPU (US$):
- CAR	5	5	6	7	7	6	7
- Burundi	3	3	4	3	3	3	3
- Zimbabwe*	4	6	7	7	6	5	6

* Zimbabwe is accounted for as investment at cost

SEA

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(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Total operating revenues	10.0	17.8	17.4	23.5	22.8	13.1	11.9
Adjusted OIBDA	-3.2	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	n.m.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	-3.2	-37.4	-15.2	-19.7	-6.0	-2.9	-1.2
EBITDA margin	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012

Subscribers (‘000)	1,307	1,993	3,000	4,375	4,554	1,504	1,357
- Cambodia	757	818	800	1,013	1,078	1,126	1,020
- Laos	550	536	500	405	462	378	337
- Vietnam	n.a.	639	1,700	2,957	3,014	n.a	n.a

Mobile ARPU (US$):
- Cambodia	3.5	3.0	3.0	2.0	1.6	1.7	1.5
- Laos	n.m.	5.1	5.4	4.9	4.1	5.44	6.76
- Vietnam	n.a.	n.m.	0.7	0.9	0.9	n.a	n.a